Exhibit 99.1(a)

AMENDMENT NO. 1

TO THE

MOVING IMAGE TECHNOLOGIES, INC.

2019 OMNIBUS INCENTIVE PLAN

Effective February 24, 2022, in accordance with resolutions adopted by the Board of Directors of Moving iMage Technologies, Inc., a Delaware corporation (the “Company”), on December 21, 2021, and approved by the stockholders of the Company on Febaury 24, 2022, the Company’s 2019 Omnibus Incentive Plan (the “Plan”), is hereby amended as follows:

Section 4.01 of the Plan is amended to read in its entirety as follows:

“4.01. Number of Shares Issuable. The total number of shares initially authorized to be issued under the Plan shall be 1,500,000 shares of Common Stock. The foregoing share limit shall be subject to adjustment in accordance with Section 11.07. The shares to be offered under the Plan shall be authorized and unissued Common Stock, or issued Common Stock that shall have been reacquired by the Company.